INVEST IN **DOKKAEBIER**

Bringing Asian-influenced brews and diversity to the craft beer scene

PITCH VIDEO   INVESTOR PANEL


DOKKAEBIER
WE FILL GLASSES, BELLIES, AND SPIRITS.

enjoydkb.com San Francisco CA

Food | Alcohol | Ecommerce | Eating and Drinking | Manufacturing

OVERVIEW   UPDATES 4   WHAT PEOPLE SAY 24   ASK A QUESTION 2

Highlights

1. 🌏 Minority-owned small business adding diversity within the craft beer industry
2. 🍻 Opened a successful popup in San Francisco generating $185,000 in the midst of Covid19
3. 🎖 Finalist in the 2020 Brewbound Pitch Slam Competition
4. 💰 Raising $470,000 within a year of establishing Dokkaebier
5. 🤝 Successful collaborations with local non-profits, benefitting frontline healthcare workers

Our Team



Youngwon Lee Founder, Chief Dokkaebi

Over 12 years of experience in the food & beverage industry with brands like Stolichnaya, Patron, Armand de Brignac and more. Experience with restaurant, bar and brewery management.

> Trying new things is a part of our innovative spirit and we wanted to show the beer community that things don't have to be a certain way or follow a certain recipe for success. We experimented by adding a wide array of Asian-influenced ingredients to our brews to create new tasting experiences and bring people and cultures together.



Aaron Weshnak Head Brewer

Graduating from the Brewing Program at UC Davis, he mastered his craft at some of California's most prestigious breweries like Russian River, Lost Coast, Sunset Reservoir and the Booth.



Jiah Park Art Director

MA in Arts & Cultural Management from King's College London and BA Graphic Communication Design from Central Saint Martins. Jiah's specialty is in conceptualisation, brand identity and visual marketing.

Playful Brews, Unforgettable Taste: A Dokkaebier Story

Our beginnings are humble, yet profound. In 2019, while drawing on his deep knowledge and years of experience in operations, finance, sales, and brand management in the food & beverage industry, our founder Youngwon Lee got a question stuck in his mind. Unknown to him at the time, that question would be the one that would drive him to innovate - "Why is it that we experiment with Asian flavors when it comes to our food, but not when it comes to our drinks?". This grew into a mischievous conviction and thus began the process of his quest to unearth an answer. Settling in Oakland, California, Youngwon delved deep into the craft beer scene and found that it was a place where people sought out interesting, new, and different flavors. Seeing how bold the scene was he knew that he had found the perfect place to start answering his question.

Our Purpose

We have a steadfast goal to fill glasses, bellies, and spirits... and yes our pockets (and our investors') too, all while bringing the rich culture and heritage of Korea into craft brews. We want to join the growing push to open up the industry to more diversity and more inclusion. We are inspired by the playfulness of dokkaebis and their social nature. Dokkaebier aims to refresh the soul, foster togetherness, and delight people in playful and unexpected ways.

From our Test Kitchen to your Fridge



We have multiple beers already launched, and various new recipes being tested, and numerous more ideas coming soon. And though we love them all (some because they were fun to try and learn from, and others simply because they are delicious) we still have our #1...our firstborn. The 'OG Witbier' Omija + Gochugaru (Korean five flavor berry and Korean red chili powder), the first batch to explore what new possibilities lay ahead. Since then, we've released 16 batches. Each unique, each playful, each meeting the exacting standards for quality we hold ourselves to, and, if we do say so, each released batch has been fantastic.

Dokkaebis and our Brand Strategy

I'm sure you've seen these little creatures all over our branding. They are on our cans hiding in plain sight just waiting to play with you and your tastebuds. They are called 도깨비 or Dokkaebi. Dokkaebi are mysterious, shape-shifting creatures. Often described as playful and mischievous, they possess the ability to change their physical form at will and can create things out of thin air. They are the inspiration of our design and branding, as they also have a strong desire to eat, drink and hang around people. And that's what we want our beer to do, to bring people together to laugh, to play, and to converse.





We take inspiration from the various different characteristics of dokkaebis, and try to embody that in the unique flavor combinations in our beers. You see, since we are always trying out fresh and innovative flavors, we have our "white labels." These are used for inventive ideas, creative concoctions and brilliant brews. This can is a tidy and attractive white label that is becoming synonymous with adventure and fun. This label goes with all our new and inspiring flavors of craft beer. From there we let the people speak for themselves, and depending on the popularity of the flavor and the feedback we receive, we fine-tune it and relaunch it as a core brew.



Experimental Line | Iteration 1 & 2

DOKKAEBIER

Experimental Line | Iteration 3

DOKKAEBIER

Once a beer has graduated from the white label stage, it becomes a core brew, and gets its own unique label design. Our first two have been our ever popular Bamboo Pilsner and LP Witbier, and we have more to come! Each style we produce has distinctive, different, and unique dokkaebies, helping our customers easily see what's in each brew.



Steady Sellers | Solid Colors

BAMBOO PILSNER
DOKKAEBIER
LP WITBIER

Our Dokkaebier logo design is inspired by traditional Korean stamps. Looking to the future but remembering our past, our roots. The square shape and the red color are both traditional elements used for official documents, still used in modern times. Traditionally a stamp is unique to an individual, hence our own 'stamp' to signify our individuality.



도깨비어
DOKKAEBIER

Brewing our Batches

Consistent with our explorative nature, we currently gypsy brew at a few local breweries in the Bay Area. Much like dokkaebis who wander, this allows us the advantage of finding places that can help us achieve each of these unique beers by playing to their strengths. We wander around our great Bay Area community to create our brews together.

Dokkaebier And The Craft Beer Market


BEER
$116bn*
CRAFT
BEER
$29.3 bn*
KOREAN
FOOD
$6 bn
ASIAN
FOOD
WESTERN
F&B RETAILERS
the typical food
"Asian cuisine has gone from being a niche food obsession to **one of the most popular around the world.**"
Washington Post (Asian Food: The Fastest Growing Food in the World, 2015)
Craft Beer Market 2019
USA - 26 Mil BBL / 8,265 Breweries
California - 3.66 Mil BBL / 907 Breweries
* Brewers Association (National Beer Sales & Production Data, 2019)

Craft beers are a $29 billion slice of a $116 billion beer market. And while the non-craft beer majority is dominated by simple lager-style beers, the craft beer segment is strongly matched to western foods, western flavors. The Korean food industry is fast-growing and currently represents a $6 billion market in the US. The Asian market share is much more substantial but still sits untapped and we feel we are positioned to take advantage of this huge opportunity. Essentially, we are able to tap into the convergence of multiple markets all while pushing for more diversity and innovation. We see this as a chance to celebrate our culture AND make consistent strides regarding our financials. We will traverse this frontier, growing Dokkaebier as a brand and bridging the western and Asian markets, exposing both to flavors yet to be discovered.

Our Flavors, Our Ingredients



A lot of words can describe the flavors we create, but boring is not one of them. We know our customers are unique, drawn to experimentation with flavors and ideas, and seek brands that can meet them and push them to new frontiers. We want to boldly go where no beer has gone before. That last line is fun to say but it's also the truth. Our flavors are inspired by our roots. We look to our Korean heritage, our Asian history to bring out unique and exhilarating flavors such as galangal, Korean red pepper flakes, lemongrass, green & black peppercorns, ginger, cardamon, szechuan pepper, chili powder, bamboo tea, plum, yuzu, bay leaf, oyster sauce, and kimchi lactobacillus cultures. The list goes on and is still growing. When you love to experiment like we do, you find that one idea leads to the next. Innovation isn't just an idea to us, we strive to make every batch a different blend, and then listen to customers and follow their lead in choosing which products become staples.

Building The Dokkaebier Empire through The Pandemic

We launched Dokkaebier in Feb 2020, with a successful taproom in San Francisco. Then COVID hit and with the restriction on indoor dining, we had to evolve. First we were delivering door to door throughout the Bay Area. Then with focus and unyielding spirit, we grew and started expanding by launching outside the Bay Area to Sacramento, the North Coast, and Los Angeles. All this while supporting the community, local non-profits, and frontline healthcare workers. We were asked how we thought we'd fare during the pandemic, our reply was "When times are good, people drink. When they're bad, people drink." To put it plainly, we've thrived.



1.2020 2.2020 3.2020 4.2020 5.2020 6.2020 7.2020 8.2020 9.2020 10.2020 11.2020 12.2020 1.2021

Dokkaebier
Launch

Covid-19 Hits

Steady delivery growth

Supporting K-events

Brewbound Pitch
Slam Semi-Finalist

SF shut down →
shift focus to delivery

Goodbye to
taproom :(

... and
our story
continues